EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 4Q 2019





FEBRUARY 27, 2020

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Credit Company (ECC)

2. Senior Investment Team and Investment Process

3. CLO Equity Overview

4. ECC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT CREDIT COMPANY





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $580.7 million[1]
Distributions	▪ Monthly common distribution of $0.20 per share (current distribution rate of 16.1%)[2] ▪ $12.80 cumulative common distribution per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital LLC
Asset Under Management	▪ Approximately $2.9 billion[3] managed on behalf of institutional, high net worth and retail investors

(1) Combined market capitalization of ECC, ECCB, ECCX and ECCY based on securities outstanding as of December 31, 2019 (exclusive of ECCA which was subsequently redeemed in full on January 31, 2020) and market prices as of February 18, 2020.

(2) As of December 31, 2019. Based on ECC's closing market price of $14.95 per share on February 18, 2020 and frequency of regular distributions declared since February 2017. To date, as noted on the Company's website, a portion of certain such distributions has been estimated to be a return of capital. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019, as reported on the Company's 2019 Form 1099-DIV, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 41.7%. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) As of December 31, 2019 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser.



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 26 of the past 28 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $23.6 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

(2) Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2019 (based on market values as of February 18, 2020).

INTRODUCTION TO ECC
Cumulative Distributions Per Share Of Common Stock



ECC currently pays a monthly distribution of $0.20 per share[1]

ECC Cumulative Distributions Per Share

Quarter	Cumulative
Q1'15	$0.55
Q2'15	$1.15
Q3'15	$1.75
Q4'15	$2.35
Q1'16	$2.95
Q2'16	$3.55
Q3'16	$4.15
Q4'16	$4.75
Q1'17	$5.75
Q2'17	$6.35
Q3'17	$7.40
Q4'17	$8.00
Q1'18	$8.60
Q2'18	$9.20
Q3'18	$9.80
Q4'18	$10.40
Q1'19	$11.00
Q2'19	$11.60
Q3'19	$12.20
Q4'19	$12.80

■ Regular Distributions   ■ Special distributions

(1) Based on frequency of regular distributions declared since February 2017. To date, as noted on the Company's website, a portion of certain such distributions has been estimated to be a return of capital. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019, as reported on the Company's 2019 Form 1099-DIV, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 41.7%. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



For the period of October 7, 2014 – February 18, 2020:

- ECC generated a total return[1] of 53.48% versus 41.09% for the Wells Fargo BDC Index[2] (annualized net total return of 8.3% for ECC versus 6.6% for the Wells Fargo BDC Index)

- ECC traded at an average premium to book value of 14.7% during a time in which the Wells Fargo BDC Index[2] has traded at an average discount of -5.3%

Value of $100 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance.

(1) Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

(3) Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



We believe that ECC has a portfolio which would be difficult to replicate

16.1% Current Distribution Rate(1)

77 Number of Resets Refis Calls(2)

$0.20 Monthly Distribution(1)

16 Average Years of CLO Experience of Senior Investment Team

97.9% Exposure to Floating Rate Senior Secured Loans(3)

Number of Underlying Loan Obligors(3) **1,541**

75 Number of CLO Equity Securities(3)

Number of CLO **27** Collateral Managers(3)

Past performance is not indicative of, or a guarantee of, future performance.

(1) Based on ECC's closing market price of $14.95 per share on February 18, 2020 and frequency of regular distributions declared since February 2017. To date, as noted on the Company's website, a portion of certain such distributions has been estimated to be a return of capital. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019, as reported on the Company's 2019 Form 1099-DIV, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 41.7%. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(2) Since the Company's IPO date (October 7, 2014) through December 31, 2019.

(3) As of December 31, 2019. Please see footnotes on page 29 for important information.



Adviser and Senior Investment Team have $23.6 million invested in ECC, ECCB and ECCX[3]

Common Stock		Preferred Stock and Unsecured Notes			
NYSE Ticker	ECC	**NYSE Ticker**	ECCB	ECCY	ECCX
Description	Common Stock	**Description**	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[1]	$428.1mm	**Market Cap[1]**	$49.8mm	$32.5mm	$70.4mm
Price per Share[1]	$14.95	**Price per Share[1]**	$26.40	$25.69	$26.15
Current Distribution[2]	$0.20	**Coupon**	7.75%	6.75%	6.6875%
Current Distribution Rate[2]	16.05%	**Yield to Maturity[1]**	6.67%	6.46%	6.12%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	10/30/2026	9/30/2027	4/30/2028
Callable Date	N/A	**Callable Date**	10/30/2021	9/30/2020	4/30/2021
Market Value Held by Adviser and Senior Investment Team[3]	$23.4mm	**Market Value Held by Adviser and Senior Investment Team[3]**	$3.0K	$0	$172.2K

Past performance is not indicative of, or a guarantee of, future performance.

(1) Reflects securities outstanding as of December 31, 2019 (exclusive of ECCA which was subsequently redeemed in full on January 31, 2020) and market price as of February 18, 2020. ECCB, ECCY and ECCX have $47.1mm, $31.6mm and $67.3mm of principal amount outstanding, respectively, as of December 31, 2019. Yield is shown to the stated maturity based on market prices as of February 18, 2020. Called prior to stated maturity, the yield could be adversely impacted.

(2) Based on ECC's closing market price of $14.95 per share on February 18, 2020 and frequency of regular distributions declared since February 2017. To date, as noted on the Company's website, a portion of certain such distributions has been estimated to be a return of capital. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019, as reported on the Company's 2019 Form 1099-DIV, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 41.7%. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2019 (based on market values as of February 18, 2020).









Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

24
Years in Financial Services

18
Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

14
Years in Financial Services

14
Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

24
Years in Financial Services

18
Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers

- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period







We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

(1) This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**

(2) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows ($ Billions)[4]



1. Source: S&P LCD. As of December 31, 2019.
2. Source: Thompson Reuters Leveraged Loan Monthly
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Source: JP Morgan.



Since 1992, the CSLLI has generated positive total returns in 26 of the past 28 years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.6%[1]



1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
6.8%	11.2%	10.3%	8.9%	7.5%	8.3%	5.3%	4.7%	4.9%	2.7%	1.1%	11.0%	5.6%	5.7%	7.3%	1.9%	-28.8%	44.9%	10.0%	1.8%	9.4%	6.2%	2.1%	-0.4%	9.9%	4.2%	1.1%	8.2%

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse.



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets
- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity — **% of Capital Structure**

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	**40-60%**
Subordinated Bonds Generally unsecured	**10-20%**
Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Moody's Average Recovery Rate (1987–2016)[3]



Illustrative purposes only. The actual capital structure of a borrower will vary.

Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

(1) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

(2) Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

(3) No representation is being made as to the applicability of historical relative recovery rates for future periods. The information shown herein is for background purposes only.

CLO EQUITY OVERVIEW
The Spread in Loan Market Remains at High End of Historical Range



The current CSLLI spread is approximately 55 bps higher than the average of 304 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]

Average: 304 bps

Legend: ▇ Spread — Average

Year	Spread
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

Source: Credit Suisse.

CLO EQUITY OVERVIEW
Loan Repayment Rate



Annual Repayment Rate

Legend: Annual Repayment Rate — Average

- 2003: 48.9%
- 2004: 56.4%
- 2005: 48.2%
- 2006: 44.7%
- 2007: 37.3%
- 2008: 8.8%
- 2009: 14.8%
- 2010: 26.9%
- 2011: 40.1%
- 2012: 38.7%
- 2013: 46.9%
- 2014: 27.6%
- 2015: 21.1%
- 2016: 29.6%
- 2017: 38.1%
- 2018: 24.1%
- 2019: 21.7%

23.6% Cumulative Repayments (2008–2009)

Average: 33.8%

Source: S&P LCD.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

(1)   Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to repaid at par.





ECC SUPPLEMENTAL INFORMATION(1)
Income Statement and Balance Sheet Highlights



	Q4 2019	Q3 2019 (Unaudited)	Q2 2019 (Unaudited)	Q1 2019 (Unaudited)	Q4 2018
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses(2)	$0.27	$0.37	$0.36	$0.35	$0.41
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses(2)	(0.04)	0.00	(0.27)	0.01	(0.03)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses(2)	$0.23	$0.37	$0.09	$0.36	$0.38
Non-Recurring Losses and Expenses(2),(3)	$0.00	$0.00	($0.02)	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)(2)	$0.23	$0.37	$0.07	$0.36	$0.38
Portfolio Cash Distributions Received(2),(4),(5)	$1.08	$1.05	$1.88	$1.17	$1.21
Less Cash Received on CLOs called(2)	0.00	0.03	0.83	0.03	0.24
Recurring Portfolio Cash Distributions Received(2)	$1.08	$1.02	$1.05	$1.13	$0.97
Common Share Distributions Paid(6)	($0.60)	($0.60)	($0.60)	($0.60)	($0.60)
Total Company Expenses(2),(7)	(0.26)	(0.30)	(0.34)	(0.36)	(0.36)
Total Common Share Distributions and Expenses(2)	($0.86)	($0.90)	($0.94)	($0.96)	($0.96)
Common Share Market Price (period end)	$14.61	$15.77	$17.89	$16.64	$14.21
Net Asset Value (period end)	$10.59	$11.45	$13.45	$13.70	$12.40
$ Premium / (Discount)	$4.02	$4.32	$4.44	$2.94	$1.81
% Premium / (Discount)	38.0%	37.7%	33.0%	21.5%	14.6%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$375.06	$400.27	$451.72	$442.23	$364.27
CLO Debt	37.33	29.68	30.23	43.81	42.14
Loan Accumulation Facilities	16.35	8.37	6.63	13.98	49.97
Cash	32.87	57.03	27.05	6.77	1.52
Receivables and Other Assets	13.15	24.69	35.79	44.25	18.82
Liabilities					
Notes (Net of Deferred Issuance Costs)	(99.75)	(99.50)	(98.72)	(98.29)	(95.01)
Preferred Stock (Net of Deferred Issuance Costs)	(67.50)	(67.41)	(67.32)	(89.38)	(89.25)
Payables and Other Liabilities	(4.24)	(42.03)	(38.56)	(39.29)	(5.32)
Net Assets	$303.27	$311.10	$346.82	$324.07	$287.13
Weighted Avg of Common Shares for the period	27,739,197	26,540,392	24,837,656	23,343,478	23,122,081
Common Shares Outstanding at end of period	28,632,119	27,164,078	25,786,531	23,647,358	23,153,319

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2018 Annual Report and 2019 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information.

(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period. See also note (3) on page 23.

(3) Q2 2019's results include non-recurring expenses associated with the accelerated amortization related to the partial redemption of 7.75% Series A Term Preferred Stock due 2022.

(4) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

(5) Cash distributions received per share are net of expenses associated with refinance and reset activities of $0.01, $0.02, $0.00, $0.02 and $0.07 per share for the periods of Q4 2019, Q3 2019, Q2 2019, Q1 2019 and Q4 2018, respectively.

(6) See note (5) on page 23.

(7) Includes operational and administrative expenses, interest expense, management and incentive fees.





ECC Portfolio Cash Coverage Per Common Share[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Total	$0.97	$1.13	$1.05	$1.02	$1.08
Cash Received in Excess	$0.01	$0.17	$0.11	$0.12	$0.22
Total Company Expenses	$0.36	$0.36	$0.34	$0.30	$0.26
Common Share Distributions Paid	$0.60	$0.60	$0.60	$0.60	$0.60

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses
■ Total Company Expenses [4]
■ Common Share Distributions Paid [5]

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2018 Annual Report and 2019 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
(3) "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
(4) Includes operational and administrative expenses, interest expense, management and incentive fees.
(5) To date, as noted on the Company's website, a portion of certain such distributions has been estimated to be a return of capital. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019 and December 31, 2018, as reported on the Company's 2019 and 2018 Form 1099-DIV, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 41.7% and 37.2%, respectively. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



(Figures below are in millions, except for per share amounts and shares outstanding)	Q4 2019	Q3 2019 (Unaudited)	Q2 2019 (Unaudited)	Q1 2019 (Unaudited)	Q4 2018
Distributions Received From CLO Equity[2]	$29.04	$26.23	$43.17	$24.32	$26.48
Distributions Received From Other Investments	1.11	1.73	3.59	2.94	1.49
Total Portfolio Cash Distributions Received	$30.15	$27.96	$46.76	$27.26	$27.97
Investment Income From CLO Equity	$13.48	$16.09	$15.05	$13.94	$14.93
Investment Income From CLO Debt	0.82	0.78	1.03	1.04	1.09
Investment Income From Loan Accumulation Facilities	0.40	0.88	1.18	1.61	1.73
Total Gross Income	$14.70	$17.75	$17.26	$16.59	$17.75
Cash Flow Treated as Return of Capital	$12.00	$10.81	$29.23	$8.92	$10.27
Operational and Administrative Expense[3]	$0.76	$0.84	$0.90	$0.93	$0.82
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions	$28.98	$25.34	$22.41	$23.52	$21.04
Called CLO Equity Distributions	0.06	0.89	20.76	0.80	5.44
Distributions Received From CLO Equity[2]	$29.04	$26.23	$43.17	$24.32	$26.48
Distributions Received From CLO Debt	0.76	0.70	0.98	1.00	0.83
Distributions Received From Loan Accumulation Facilities	0.35	1.03	2.61	1.94	0.66
Total	$30.15	$27.96	$46.76	$27.26	$27.97
Portfolio Cash Distributions Received per Common Share[4],[5]	$1.08	$1.05	$1.88	$1.17	$1.21
NII and Realized Gain/(Loss) per Common Share[4]	$0.23	$0.37	$0.07	$0.36	$0.38
Weighted Avg of Common Shares for the period	27,739,197	26,540,392	24,837,656	23,343,478	23,122,081
Common Shares Outstanding at end of period	28,632,119	27,164,078	25,786,531	23,647,358	23,153,319

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2018 Annual Report and 2019 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information.
(2) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
(3) Excludes interest expense, management fees and incentive fees.
(4) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
(5) Cash distributions received per share are net of expenses associated with refinance and reset activities of $0.01, $0.02, $0.00, $0.02 and $0.07 per share for the periods of Q4 2019, Q3 2019, Q2 2019, Q1 2019 and Q4 2018, respectively.

Portfolio Details



CLO Equity Holdings (as of December 31, 2019)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2019	Cash Received During Q4 2019	Income Accrued During Q3 2019	Return of Capital in Q4 2019	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
ALM VIII Preferred Shares	2013	RS Q4-16	0.0	0.8	$0	$231	$0	$225	NM	7.40%	2.08%	1.49%	3.47%	2,818	58
Apidos XIV Sub Notes	2013	Called Q3-17	0.0	0.0	$0	$24	$0	$24	NM	N/A	N/A	N/A	N/A	N/A	N/A
Ares LI Inc Notes	2019		1.2	4.3	$359	$595	$361	$231	165%	3.11%	4.20%	1.34%	3.49%	2,955	79
Ares XLI Inc Notes	2016	RF Q3-19	0.0	2.0	$241	$686	$309	$371	222%	6.21%	4.45%	1.20%	3.46%	3,005	83
Ares XLIII Inc Notes	2017		0.0	2.3	$304	$737	$374	$365	197%	5.80%	4.41%	1.22%	3.44%	3,023	83
Ares XXXIX Sub Notes	2016	RS Q1-19	1.3	4.3	$95	$123	$118	$20	104%	6.07%	3.68%	1.35%	3.43%	2,952	83
Avery Point V Inc Notes	2014	RF Q3-17	0.0	0.0	$0	$299	$0	$299	NM	7.19%	0.13%	0.98%	3.38%	3,309	60
Bain 2016-2 Inc Notes	2016	RF Q3-19	0.0	1.0	$60	$418	$218	$193	191%	3.90%	3.00%	1.14%	3.49%	2,818	97
Barings 2018-1 Inc Notes	2018		0.3	3.3	$504	$894	$586	$320	153%	4.89%	4.34%	0.95%	3.36%	2,811	81
Barings 2019-I Inc Notes	2019		1.2	4.3	$370	$539	$372	$166	145%	3.82%	4.42%	1.35%	3.58%	2,882	74
Barings 2019-II Inc Notes	2019		1.3	4.3	$425	$661	$394	$226	168%	4.99%	4.37%	1.35%	3.53%	2,860	77
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	0.0	2.8	$13	$96	$50	$43	192%	4.67%	0.83%	1.19%	3.37%	2,887	79
Bowman Park Sub Notes	2015	RF Q1-17	0.0	0.0	$0	$210	$0	$210	NM	9.35%	3.43%	1.18%	3.34%	3,119	63
Brigade Battalion IX Inc Notes	2015	RS Q2-18	0.5	3.5	$464	$666	$469	$199	142%	6.40%	5.68%	1.10%	3.71%	2,805	N/A
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17 / RS Q3-18	0.5	3.5	$179	$242	$201	$40	120%	8.96%	3.22%	1.15%	3.53%	3,003	N/A
Carlyle GMS 2017-4 Inc Notes	2017		0.0	3.0	$190	$331	$215	$119	154%	7.57%	4.58%	1.18%	3.57%	3,009	84
CIFC 2013-II Inc Notes	2013	RS Q4-17	0.0	2.8	$293	$406	$341	$0	119%	6.10%	4.05%	1.21%	3.43%	2,984	87
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	0.0	3.1	$290	$395	$349	$0	113%	5.78%	4.39%	1.11%	3.45%	2,900	88
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17 / RS Q4-18	0.8	3.8	$329	$644	$424	$224	152%	6.35%	3.29%	1.21%	3.48%	2,902	88
CIFC Funding 2014-IV Inc Notes	2018	RF Q1-17 / RS Q4-18	0.8	1.8	$59	$194	$114	$60	171%	6.41%	4.31%	1.14%	3.48%	2,919	87
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	0.0	1.3	$233	$481	$304	$185	158%	5.83%	4.46%	0.87%	3.47%	2,929	89
CIFC Funding 2019-III Sub Notes	2019		1.5	4.5	$76	$61	$83	$0	74%	1.03%	5.01%	1.39%	3.52%	2,784	77
CIFC Funding 2019-IV Inc Notes	2019		1.5	4.5	$410	$565	$339	$158	167%	0.90%	5.15%	1.30%	3.60%	2,797	76
CSAM Atrium XI Sub Notes	2014	RF Q2-17 / Call & Roll Q4-18	0.0	0.0	$0	$27	$0	$27	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park VIII Sub Notes	2012	Called Q1-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park XL Sub Notes	2013	RS Q2-17	0.0	2.4	$154	$391	$169	$225	232%	7.58%	4.71%	1.24%	3.51%	3,019	79
CSAM Madison Park XLIV Sub Notes	2018		1.0	4.1	$235	$354	$234	$119	151%	5.15%	5.13%	1.27%	3.48%	2,892	80
CSAM Madison Park XXI Sub Notes	2016	RS Q4-19	1.8	4.8	$61	$358	$42	$292	859%	5.74%	4.01%	1.37%	3.46%	2,827	73
CSAM Madison Park XXII Sub Notes	2016		0.0	1.8	$83	$228	$114	$116	200%	5.50%	4.18%	1.48%	3.47%	2,835	74
CSAM Madison Park XXXII Sub Notes	2019		1.1	4.1	$157	$238	$0	$215	NM	4.43%	4.49%	1.29%	3.55%	2,928	75
Cutwater 2015-I Inc Notes	2015	RS Q4-18	0.0	0.8	$737	$1,687	$1,113	$579	152%	14.29%	4.05%	1.22%	4.28%	3,255	77
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$718	$0	$718	NM	8.79%	1.78%	0.85%	3.23%	2,983	60
DFG Vibrant V Sub Notes	2016	RF Q4-19	0.0	1.6	$47	$169	$70	$102	242%	5.77%	4.87%	1.25%	3.68%	2,861	73
GSO Birchwood Park Inc Notes	2014	RF Q1-17 / Called Q3-18	0.0	0.0	$0	$13	$0	$13	NM	N/A	N/A	N/A	N/A	N/A	N/A
GSO Bristol Park Inc Notes	2016		0.0	2.0	$303	$1,085	$422	$672	257%	6.98%	4.77%	1.42%	3.44%	2,894	81
GSO Dewolf Park Inc Notes	2017		0.0	2.8	$161	$313	$175	$139	178%	6.87%	5.22%	1.21%	3.55%	2,926	82
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	0.5	3.5	$20	$38	$34	$4	112%	8.03%	1.82%	1.13%	3.43%	2,737	78
HLA 2014-3 Sub Notes	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	14.63%	-1.04%	1.10%	3.77%	3,253	56
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	0.0	0.4	$11	$71	$41	$55	175%	6.85%	0.28%	0.92%	3.84%	3,033	74
Marathon VII Sub Notes	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	13.98%	-3.43%	1.32%	3.81%	3,278	46

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2019 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.



CLO Equity Holdings (as of December 31, 2019)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2019	Cash Received During Q4 2019	Income Accrued During Q3 2019	Return of Capital in Q4 2019	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Marathon VIII Inc Notes	2015	RS Q3-18	0.7	3.8	$329	$782	$485	$301	161%	7.85%	1.95%	1.25%	3.94%	3,092	73
Marathon X Sub Notes	2017		0.0	1.9	$31	$123	$63	$64	195%	6.26%	1.53%	1.25%	3.83%	3,024	77
Marathon XI Sub Notes	2018		0.3	3.3	$61	$130	$82	$49	159%	6.85%	1.66%	1.15%	3.81%	2,998	79
Marathon XII Sub Notes	2018		0.8	3.3	$129	$237	$148	$90	160%	5.50%	3.99%	1.18%	3.79%	2,964	72
Napier Park Regatta III Sub Notes	2014	RF Q2-17 / Called Q3-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Octagon 26 Inc Notes	2016	RS Q2-18	0.5	3.5	$443	$629	$484	$144	130%	5.03%	3.29%	1.05%	3.65%	2,776	82
Octagon 27 Inc Notes	2016	RS Q3-18	0.5	3.5	$320	$516	$362	$154	142%	5.03%	3.28%	1.09%	3.64%	2,769	82
Octagon 44 Inc Notes	2019		1.6	4.6	$416	$481	$317	$109	152%	4.18%	4.28%	1.30%	3.75%	2,754	77
Octagon XIV Sub Notes and Inc Notes	2012	RS Q2-17	0.0	2.5	$147	$744	$289	$344	258%	7.04%	2.99%	1.19%	3.61%	2,755	83
Octagon XIX Sub Notes	2014	RF Q1-17	0.0	0.0	$0	$43	$0	$43	NM	11.45%	3.63%	1.10%	3.41%	2,916	52
OFSI BSL VIII Inc Notes	2017		0.0	1.6	$197	$282	$238	$46	119%	8.11%	4.25%	1.32%	3.89%	2,916	74
OHA Credit Partners IX Sub Notes	2013	RF Q2-17	0.0	0.0	$0	$34	$0	$34	NM	7.34%	13.21%	1.01%	2.98%	2,863	35
Prudential Dryden 53 Inc Notes	2018		0.0	3.0	$213	$399	$247	$165	161%	4.13%	4.83%	1.12%	3.36%	2,872	98
Prudential Dryden 56 Euro Sub Notes	2017		0.0	2.0	$58	$91	$54	$47	168%	1.87%	4.71%	0.81%	3.82%	3,042	59
Prudential Dryden 68 Inc Notes	2019		1.5	4.5	$366	$755	$299	$425	253%	2.62%	5.14%	1.31%	3.43%	2,820	92
Prudential Dryden 66 Euro Sub Notes	2018		1.1	3.5	$35	$39	$30	$11	132%	0.98%	4.58%	0.96%	3.87%	3,030	53
Steele Creek 2015-1 Sub Notes	2015	RS Q2-17	0.0	1.4	$55	$335	$110	$237	305%	9.20%	4.52%	1.26%	3.68%	2,857	79
Steele Creek 2018-1 Inc Notes	2018		0.3	3.3	$388	$589	$420	$172	140%	8.69%	5.34%	1.01%	3.65%	2,919	77
Steele Creek 2019-1 Inc Notes	2019		1.3	4.3	$238	$711	$269	$245	265%	3.30%	5.16%	1.47%	3.66%	2,696	77
THL Credit Lake Shore MM I Inc Notes	2019		0.3	1.3	$422	$1,035	$406	$246	255%	7.82%	5.04%	1.70%	4.94%	3,321	54
THL Credit Wind River 2013-2 Inc Notes	2013	RS Q4-17	0.0	2.8	$66	$364	$163	$209	224%	8.56%	1.92%	1.23%	3.49%	2,969	73
THL Credit Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	0.4	3.5	$112	$218	$190	$0	115%	7.85%	3.69%	1.05%	3.50%	2,988	75
THL Credit Wind River 2014-2 Inc Notes	2014	RS Q1-18	0.0	3.0	$3	$32	$16	$5	196%	8.26%	3.70%	1.14%	3.43%	2,954	77
THL Credit Wind River 2014-3 Sub Notes	2015	RF Q2-17 / RS Q3-18	0.8	3.8	$169	$424	$248	$183	171%	8.85%	3.50%	1.26%	3.53%	3,095	66
THL Credit Wind River 2016-1 Inc Notes	2016	RF Q3-18	0.0	0.5	$87	$621	$281	$350	221%	7.54%	4.57%	1.05%	3.42%	2,931	80
THL Credit Wind River 2017-1 Inc Notes	2017	RF Q4-19	0.0	1.3	$171	$410	$266	$142	154%	5.92%	5.11%	1.14%	3.46%	2,861	79
THL Credit Wind River 2017-3 Inc Notes	2017		0.0	2.8	$391	$644	$424	$221	152%	6.12%	5.35%	1.25%	3.47%	2,887	81
THL Credit Wind River 2018-1 Inc Notes	2018		0.5	3.5	$473	$658	$474	$185	139%	2.57%	3.92%	1.07%	3.46%	2,775	76
THL Credit Wind River 2019-2 Inc Notes [2]	2019		1.8	4.9	$254	$0	$0	$0	NM	0.00%	5.00%	1.30%	3.61%	N/A	N/A
Zais 3 Inc Notes	2015	RS Q2-18	0.5	3.5	$460	$817	$593	$225	138%	11.88%	2.94%	1.21%	4.08%	3,048	94
Zais 5 Sub Notes	2016		0.0	0.8	$28	$288	$169	$120	171%	10.67%	2.82%	1.53%	4.15%	3,025	87
Zais 6 Sub Notes	2017		0.0	1.5	$188	$571	$391	$179	146%	10.89%	3.33%	1.38%	4.03%	3,007	96
Zais 7 Inc Notes	2017		0.0	2.3	$296	$661	$425	$232	155%	9.92%	4.30%	1.29%	4.08%	2,965	96
Zais 8 Sub Notes	2018		0.0	1.3	$9	$49	$25	$24	196%	9.64%	2.85%	0.95%	4.11%	2,939	90
Zais 9 Sub Notes	2018		0.6	3.6	$68	$135	$92	$45	148%	10.55%	2.39%	1.20%	4.07%	2,886	93
Total/Weighted Average [3]			**0.5**	**2.9**	**$13,484**	**$29,038**	**$16,093**	**$12,002**	**180%**	**6.82%**	**3.86%**	**1.21%**	**3.62%**	**2,946**	**78**
Positions no longer held as of December 31, 2019						**$0**	**$0**	**$0**							
Total including positions no longer held as of December 31, 2019					**$13,484**	**$29,038**	**$16,093**	**$12,002**	**180%**						

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2019 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
(2) As of December 31, 2019, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
(3) Weighted average calculations exclude called CLOs.



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of December 31, 2019)	Effective Yield as of September 30, 2019[1]	Effective Yield as of December 31, 2019[1]	Change in Effective Yield	CLO Equity Holdings (as of December 31, 2019)	Effective Yield as of September 30, 2019[1]	Effective Yield as of December 31, 2019[1]	Change in Effective Yield
ALM VIII Preferred Shares	0.00%	0.00%		Octagon 27 Inc Notes	22.30%	19.42%	
Ares XLI Inc Notes	8.33%	5.95%	-2.38%	Octagon 44 Inc Notes	16.21%	15.58%	-0.63%
Ares XLIII Inc Notes	9.20%	7.25%	-1.95%	Octagon XIV Inc Notes	8.48%	1.36%	-7.12%
Ares LI Inc Notes	13.91%	14.01%	0.10%	Octagon XIV Sub Notes	8.48%	1.36%	-7.12%
Ares XXXIX Sub Notes	13.15%	11.94%	-1.21%	Octagon XIX Sub Notes	0.00%	0.00%	
Bain Avery Point V Inc Notes	0.00%	0.00%		OFSI BSL VIII Inc Notes	15.03%	11.92%	-3.11%
Bain 2016-2 Inc Notes	7.28%	0.71%	-6.57%	OHA Credit Partners IX Sub Notes	0.00%	0.00%	
Barings 2018-1 Inc Notes	14.04%	12.10%	-1.93%	Prudential Dryden 53 Inc Notes	16.78%	15.28%	-1.50%
Barings 2019-I Inc Notes	17.29%	17.46%	0.16%	Prudential Dryden 56 Euro CLO 2017	14.61%	16.16%	1.55%
Barings 2019-II Inc Notes	16.15%	16.00%	-0.15%	Prudential Dryden 66 Euro CLO 2018 Sub Notes	13.84%	15.06%	1.23%
BlueMountain 2013-2 Sub Notes	6.83%	0.00%	-6.83%	Prudential Dryden 68 Inc Notes	12.93%	14.81%	1.89%
Brigade Battalion IX Inc Notes	14.59%	14.97%	0.38%	Steele Creek CLO 2015-1 Sub Notes	7.22%	0.00%	-7.22%
Carlyle GMS 2014-5 Sub Notes	21.51%	18.65%	-2.86%	Steele Creek CLO 2018-1 Inc Notes	19.61%	18.16%	-1.45%
Carlyle GMS 2017-4 Inc Notes	14.28%	12.68%	-1.60%	Steele Creek CLO 2019-1 Inc Notes	14.77%	14.16%	-0.61%
CIFC Funding 2013-II Inc Notes	18.16%	15.05%	-3.11%	THL Credit Lake Shore MM I Inc Notes	13.99%	14.85%	0.86%
CIFC Funding 2014 Inc Notes	16.00%	12.64%	-3.37%	THL Credit Wind River 2013-2 Inc Notes	8.04%	1.87%	-6.18%
CIFC Funding 2014-III Inc Notes	17.28%	12.46%	-4.82%	THL Credit Wind River 2014-1 Sub Notes	14.72%	7.03%	-7.69%
CIFC Funding 2014-IV Inc Notes	11.34%	8.58%	-2.76%	THL Credit Wind River 2014-2 Inc Notes	5.38%	0.00%	-5.38%
CIFC Funding 2015-III Inc Notes	20.71%	15.22%	-5.49%	THL Credit Wind River 2014-3 Sub Notes	14.04%	8.55%	-5.49%
CIFC Funding 2019-III Sub Notes	14.61%	13.22%	-1.39%	THL Credit Wind River 2016-1 Inc Notes	10.49%	1.63%	-8.85%
CIFC Funding 2019-IV Inc Notes	15.26%	15.16%	-0.10%	THL Credit Wind River 2017-1 Inc Notes	9.04%	4.85%	-4.19%
CSAM Madison Park XXI Sub Notes	8.28%	10.97%	2.69%	THL Credit Wind River 2017-3 Inc Notes	11.72%	10.79%	-0.93%
CSAM Madison Park XXII Sub Notes	8.99%	5.89%	-3.10%	THL Credit Wind River 2018-1 Inc Notes	16.06%	16.33%	0.27%
CSAM Madison Park XXXII Sub Notes [2]		15.28%	New	THL Credit Wind River 2019-2 Inc Notes	16.40%	16.07%	-0.33%
CSAM Madison Park XL Sub Notes	10.47%	8.60%	-1.87%	Zais 3 Inc Notes	27.16%	20.20%	-6.96%
CSAM Madison Park XLIV Sub Notes	14.29%	13.98%	-0.31%	Zais 5 Sub Notes	18.95%	0.00%	-18.95%
Cutwater 2015-I Inc Notes	26.13%	15.54%	-10.59%	Zais 6 Sub Notes	22.15%	8.11%	-14.04%
DeAM Flagship VIII Inc Notes	0.00%	0.00%		Zais 7 Inc Notes	20.02%	12.59%	-7.43%
DFG Vibrant V Sub Notes	8.10%	5.18%	-2.92%	Zais 8 Sub Notes	16.96%	3.80%	-13.16%
GSO Bowman Park Sub Notes	0.00%	0.00%		Zais 9 Sub Notes	20.29%	13.95%	-6.34%
GSO Bristol Park Inc Notes	6.37%	4.35%	-2.02%	**Weighted Average**	**13.38%**	**10.36%**	
GSO Dewolf Park Inc Notes	11.51%	10.72%	-0.79%				
HarbourView VII Sub Notes	36.66%	17.19%	-19.47%	**Called CLO Equity Holdings** [3]			
HLA 2014-3 Sub Notes	0.00%	0.00%					
Marathon VI Sub Notes	1.71%	0.00%	-1.71%	CSAM Atrium XI Sub Notes	0.00%	0.00%	
Marathon VII Sub Notes	0.00%	0.00%		CSAM Madison Park VIII Sub Notes	0.00%	0.00%	
Marathon VIII Inc Notes	19.19%	11.65%	-7.54%	CVC Apidos XIV Sub Notes	0.00%	0.00%	
Marathon X Sub Notes	12.48%	0.47%	-12.01%	GSO Birchwood Park Inc Notes	0.00%	0.00%	
Marathon XI Sub Notes	19.05%	12.92%	-6.13%	Napier Park Regatta III Sub Notes	0.00%	0.00%	
Marathon XII Sub Notes	15.46%	13.24%	-2.22%				
Octagon 26 Inc Notes	28.50%	25.84%	-2.66%	**Weighted Average**	**13.35%**[4]	**10.34%**[5]	

(1) Source: Consolidated Schedule of Investments of the Company's September 30, 2019 unaudited financial statements and December 31, 2019 audited financial statements.
(2) Not held as of September 30, 2019.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of September 30, 2019 (inclusive of securities sold during Q4 2019 and not reflected in this schedule) was 13.35%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2019 is 10.30%.

ECC SUPPLEMENTAL INFORMATION[1]
Additional Information



Loan Accumulation Facility Holdings (as of December 31, 2019)	Capital Invested	Income Accrued During Q4 2019	Cash Received During Q4 2019	Realized Gain/(Loss)
Steamboat V Income Note	$8.51	$0.18	$0.00	$0.00
Steamboat VI Income Note	1.02	0.00	0.00	0.00
Steamboat VIII Income Note	6.83	0.00	0.00	0.00
Sub Total	$16.36	$0.18	$0.00	$0.00
Prior Loan Accumulation Facilities				
Salmagundi IX Income Note [2]	$4.98	$0.00	$0.00	$0.00
Steamboat III Income Note [2]	6.97	0.13	0.66	0.00
Steamboat IV Income Note [3]	7.14	0.09	(0.31)	(1.00)
Sub Total	$19.09	$0.22	$0.35	($1.00)
Total Loan Accumulation Facilities		$0.40	$0.35	($1.00)

Reconciliation to U.S. GAAP Financial Statements (as of December 31, 2019)	Income Accrued During Q4 2019
CLO Equity	$13.48
CLO Debt	0.82
Loan Accumulation Facilities	0.40
Total	$14.70

CLO Debt Holdings (as of December 31, 2019)	Capital Invested	Income Accrued During Q4 2019	Cash Received During Q4 2019
Avery Point V CLO, Limited Class E Notes	$3.85	$0.07	$0.07
Avery Point V CLO, Limited Class F Notes	0.81	0.02	0.02
CIFC Funding 2015-III, Ltd. Class F-R Notes	2.37	0.06	0.06
Cutwater 2015-I, Ltd. Class E-R Notes	2.71	0.05	0.06
Dryden 53 CLO, Ltd. Class F Notes	0.81	0.02	0.02
Flagship CLO VIII, Ltd. Class F-R Notes	7.87	0.17	0.18
HarbourView CLO VII -R, Ltd. Class F Notes	0.69	0.02	0.02
JFIN 2013 Ltd. Class B Notes	4.75	0.03	0.00
JFIN 2013 Ltd. Class C Notes	4.65	0.03	0.00
Marathon CLO VII Ltd. Class D Notes	2.88	0.06	0.00
Marathon CLO VIII Ltd. Class D-R Notes	4.07	0.09	0.09
Marathon CLO XI Ltd. Class D Notes	1.65	0.03	0.03
Octagon Investment Partners 27, Ltd. Class F-R Notes	0.84	0.02	0.02
OZLM XXII, Ltd. Class D Notes	0.90	0.02	0.02
Steele Creek CLO 2019-1, Ltd. Class E	2.70	0.07	0.12
THL Credit Wind River 2014-2 CLO Ltd. Class F-R Notes	0.31	0.01	0.01
Zais CLO 3, Limited Class D-R Notes	1.81	0.04	0.04
Sub Total	$43.67	$0.81	$0.76
Prior CLO Debt Holdings			
THL Credit Wind River 2019-2 CLO Ltd. Class E Notes	$1.18	$0.01	$0.00
Sub Total	$1.18	$0.01	$0.00
Total CLO Debt		$0.82	$0.76

(1) The portfolio level data contained herein is derived from the Company's December 31, 2019 audited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.
(2) The Loan Accumulation Facility has priced into a CLO transaction during Q4 2019 and is not reflected in the December 31, 2019 audited Consolidated Schedule of Investments.
(3) During Q4 2019, the Adviser determined the Loan Accumulation Facility was unlikely to result in a previously contemplated CLO transaction. The underlying loans were transacted at market value and the Loan Accumulation Facility was subsequently liquidated, and as a result, not reflected in the December 31, 2019 audited Consolidated Schedule of Investments.

ECC SUPPLEMENTAL INFORMATION
Portfolio Investments and Underlying Portfolio Characteristics



As of December 31, 2019, ECC's portfolio was invested across 95 investments

Summary of ECC's Portfolio of Investments(1)



CLO Debt
8.7%
(17 Investments)

Loan Accumulation
Facilities
3.7%
(3 Investments)

CLO Equity 87.6%
(75 Investments)

Summary of Underlying Portfolio Characteristics(2)

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Number of Unique Underlying Loan Obligors	1,541	1,534	1,525	1,506	1,481
Largest Exposure to an Individual Obligor	0.93%	0.94%	0.92%	0.90%	0.92%
Average Individual Loan Obligor Exposure	0.06%	0.07%	0.07%	0.07%	0.07%
Top 10 Loan Obligors Exposure	5.97%	5.97%	6.06%	6.57%	6.59%
Currency: USD Exposure	99.62%	99.62%	99.58%	99.59%	99.57%
Aggregate Indirect Exposure to Senior Secured Loans(3)	97.93%	97.97%	97.79%	97.42%	97.48%
Weighted Average Junior Overcollateralization (OC) Cushion	3.86%	4.34%	4.46%	4.38%	4.42%
Weighted Average Market Value of Loan Collateral	96.59%	96.01%	96.66%	96.68%	94.58%
Weighted Average Stated Loan Spread	3.61%	3.59%	3.57%	3.53%	3.52%
Weighted Average Loan Rating(4)	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.9 years	4.9 years	5.0 years	5.1 years	5.2 years
Weighted Average Remaining CLO Reinvestment Period	2.9 years	3.1 years	3.2 years	3.2 years	3.4 year

(1) The summary of portfolio investments shown is based on the estimated fair value of the underlying positions as of December 31, 2019.

(2) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2019 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.

(3) We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.

(4) Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of December 31, 2019, ECC has exposure to 1,541 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Altice	0.9%	Technology	10.7%
Asurion	0.7%	Health Care	8.7%
American Airlines Inc	0.7%	Publishing	7.1%
TransDigm	0.6%	Telecommunications	5.6%
CenturyLink	0.6%	Financial Intermediaries	5.2%
Dell Inc	0.5%	Lodging & Casinos	5.0%
Micro Focus	0.5%	Commercial Services & Supplies	5.0%
Bass Pro Group LLC	0.5%	Building & Development	3.7%
Envision Healthcare Holdings	0.4%	Chemicals & Plastics	3.3%
Numericable	0.4%	Electronics/Electrical	3.0%
Total	**6.0%**	**Total**	**57.1%**

(1)   The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2019 and this data may not be representative of current or future holdings.

(2)   Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 4.0%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

Maturity Distribution of Underlying Obligors



Prior to 2023, only 9.9% of ECC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	%
2020	0.5%
2021	3.3%
2022	6.1%
2023	14.3%
2024	25.8%
2025	29.5%
2026	19.4%
2027+	1.2%

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2019 and this data may not be representative of current or future holdings.



SELECTED MARKET DATA



Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of September 30, 2019, this included approximately $192 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.





Annual Revenue Change (YoY) for Below Investment Grade Companies



Annual EBITDA Change (YoY) for Below Investment Grade Companies

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of September 30, 2019, this included approximately $192 billion of outstanding loans.

Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.10	$74.80

There was over $85 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
Data as of December 31, 2019.




Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510